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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 1-10218

(Check One): [X]        [ ]        [ ]         [ ]        [ ]         [ ]
             Form 10-K  Form 20-F  Form 11-K   Form 10-Q  Form N-SAR  Form N-CSR


For Period Ended: December 31, 2006

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: _________________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

================================================================================

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

     Collins & Aikman Corporation
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Full Name of Registrant


Former Name if Applicable

     26533 Evergreen Road, Suite 900
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Address of Principal Executive Office (Street and Number)

     Southfield, Michigan 48076
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City, State and Zip Code
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                                                                     Page 2 of 3
PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report,
            transition report on Form 10-K, Form 20-F, 11-K,
            Form N-SAR, or Form N-CSAR or portion thereof, will
            be filed on or before the fifteenth calendar day
            following
[ ]         the prescribed due date; or the subject quarterly
            report of transition report on Form 10-Q, or portion
            thereof will be filed on or before the fifth
            calendar day following the prescribed due date; and
[ ]   (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

      Collins & Aikman Corporation (the "Company") is unable to file its Form 10-K for the year ended December 31, 2006, with financial statements at this time and its former independent auditors, KPMG LLP, are unable to complete their audits of the Company's 2004 and 2005 financial statements and review of subsequent interim financial statements because (i) of the ongoing independent investigation of controls over financial reporting and review of certain accounting issues that are expected to require a restatement of certain previously reported periods, which are more fully described in the Company's Form 8-K and related press release filed on May 12, 2005 (the "Press Release");
(ii) on May 17, 2005 the Company filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Michigan seeking reorganization relief under the provisions of Chapter 11 of the US Bankruptcy Code, which is more fully described in the Company's Form 8-K and related press release filed on May 20, 2005; and (iii) with respect to the year ended December 31, 2006, the Company has not engaged an independent auditor to conduct an audit in light of its pending efforts to reorganize under Chapter 11 and the costs and expenses associated with such an audit.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




  Stacy Fox, Executive Vice President,                          248                                        728-4894
    Chief Administrative Officer and
            General Counsel
------------------------------------------              ----------------------                      ------------------------
                 (Name)                                     (Area Code)                               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No


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                                                                     Page 3 of 3
      As disclosed in the Company's Prior 12b-25 Filings, the Company has not filed its Form 10-K for the fiscal years ended December 31, 2004 and December
31, 2005, and Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006, and September 30, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company has reported in its Press Release anticipated changes in its results of operations based on the impact of the accounting issues referred to above. In addition, and in light of the voluntary filing of its bankruptcy petition, the Company anticipates that there will be a significant change in the results of operations from the corresponding period for the prior year, but is unable to currently assess the amount of the change as a result of the ongoing restructuring process.


Cautionary Statement Concerning Forward-Looking Information

      Information contained herein, other than historical information, may be considered "forward looking" as that term is defined by the federal securities laws. Forward-looking information reflects management's current views of future events and financial performance that involve a number of risks and uncertainties. For a list of those factors that may affect actual outcomes and performance and results, please see the Company's Form 12b-25 filed on November 23, 2005. In addition, for information on the Company's Chapter 11 case and restructuring, please visit the Company's Reorganization Information Center at http://www.collinsaikman.com. The Reorganization Information Center includes a link to the Company's Chapter 11 case information.

      The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf may issue. The Company does not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.



                          COLLINS & AIKMAN CORPORATION.
              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 16, 2007                By: /s/ Stacy Fox
                                          -------------

                                         Name:   Stacy Fox
                                         Title:  Executive Vice President,
                                                 Chief Administrative Officer
                                                 and General Counsel